

August 19, 2022

Brendan Brennan
Chief Financial Officer
ICON PLC
South County Business Park
Leopardstown
Dublin 18, D18 X5R3, Ireland

> **Re: ICON PLC**
> **Form 20-F for the Year Ended December 31, 2021**
> **Form 6-K Furnished January 12, 2022**
> **Form 6-K Furnished July 27, 2022**
> **File No. 333-08704**

Dear Mr. Brennan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 6-K Furnished January 12, 2022

Exhibit 99.1, page 1

1.   Please present the most directly comparable GAAP measure to your non-GAAP measure "adjusted earnings per share," with a reconciliation between the two. Refer to Rule 100(a)(1) and (2) of Regulation G and the next to last bullet in Question 102.10 of the staff's "Non-GAAP Financial Measures" Compliance Disclosure and Interpretations ("CD&I").

Form 6-K Furnished July 27, 2022

Exhibit 99.1, page 1

2.   You present "Combined Company" financial information, including non-GAAP measures

that combine the stand-alone ICON plc and PRA Health Sciences, Inc. information as if the merger of these companies had taken place on January 1, 2020. You state this information represents the simple addition of the historical adjusted financials of each company and the combined financials are not intended to represent pro forma financial statements prepared in accordance with GAAP or Regulation S-X. It is not appropriate to merely combine information for the pre- and post-transaction periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. Please discontinue your combined company presentation.

3.   In connection with the above comment, please consider the guidance in Question 101.05 of the "Non-GAAP Financial Measures" CD&I regarding any pro forma non-GAAP measures that are presented.

Form 20-F for the Year Ended December 31, 2021

Item 15. Controls and Procedures
A. Disclosure Controls and Procedures, page 98

4.   It appear your conclusion refers only to a portion of the disclosure controls and procedures defined by Exchange Act Rules 13a-15(e) and 15d-15(e). Please confirm to us and revise to clarify, if true, that your conclusion is in regard to the entirety of disclosure controls and procedures as defined. If not true, explain to us why your conclusion is limited.

Notes to the Consolidated Financial Statements
Note 17. Disaggregation of Revenue, page 146

5.   Please explain to us your consideration of presenting disaggregated revenue pursuant to ASC 606-10-50-5 and 6 for each type of revenue disclosed in note 2(c).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 55-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services